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
FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Chase              Arnold          L.         @Entertainment, Inc. (ATEN)

(Last)            (First)       (Middle)     3. IRS Identifi-    4. Statement for         _X_ Director          _X_ 10% Owner
                                             cation Number of    Month/Year
                                             Reporting Person,       March, 1998          ___ Officer           ___ Other
                                             if an entity                                 (give title           (specify below)
            One Commercial Plaza             (Voluntary)                                   below)
                 (Street)
Hartford            CT       06103
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                                          ___ Form filed by More than One
                                                                                              Reporting Person
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
                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                      3/24/98       J(1)      300,000   D   (1)        3,194,284.5        I             (2)
Common Stock                                                                          75,705          I             (3)
Common Stock                                                                         102,514.85       I             (4)
Common Stock                                                                       1,539,175.4        I             (5)
Common Stock                                                                         305,999.1        I             (6)



*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                               (Print or Type Response)
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                                      Page 1 of 3

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FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of Deriv-    Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    ative        cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise (Month/  (Instr.  Securities   Expiration     Securities          ative     ative      of        direct
                Price      Day/    8)      Acquired     Date           (Instr.3 and 4)     Secur-    Secur-     Deriv-    Bene-
                of        Year)            (A) or       (Month/Day                         ity       ities      ative     ficial
                Deriv-                     Disposed      Year)                             (Instr.5) Bene-      Secur-    Own-
                ative                      of (D)                                                    ficially   ity:      ship
                Security                   (Inst.3,4,                                                Owned      Direct   (Instr.
                                            and 5)                                                   at End     (D) or    4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                   Code V   (A)   (D)   Date   Expir-  Title     Amount
                                                        Exer-  ation             or
                                                        cisableDate              Number
                                                                                 of
                                                                                 Shares

Explanation of Responses:  See Page 3.

                                                                              By:/s/ Arnold L. Chase                  4/8/98
                                                                              ** Signature of Reporting Person         Date
                                                                              Name:   Arnold L. Chase


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
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                                      Page 2 of 3

Item 1:    Chase, Arnold L.
           One Commercial Plaza
           Hartford, CT 06103

Item 2:    @Entertainment, Inc. (ATEN)

Item 4:    March, 1997


Explanation of Responses:

(1) Mr. Chase contributed to Chase Cable LLC ("CCL") limited partnership interests in Cable Investments L.P. ("CILP") relating to (and redeemable for) preferred limited partnership interests in Polish Investments Holding L.P. ("PIHLP"), relating to (and redeemable for) 375,705 shares of Common Stock held by PIHLP. In exchange for such contribution, Mr. Chase received a non-managing interest in CCL. CCL then admitted the Madison Family LLC (the members of which are trusts for the benefit of an employee of PIHLP and such employee's children) as a non-managing member for a contribution of a $5,040,000 note. As a result of the foregoing, Mr. Chase's proportionate pecuniary interest in CCL is now equal to 75,705 shares of Common Stock and 50% of the above-mentioned note.

(2) These shares are directly owned by PIHLP. Mr. Chase's interest in these shares is by virtue of Mr. Chase's limited partnership interest in CILP, the limited partner of PIHLP.

(3) These shares are directly owned by PIHLP. Mr. Chase's interest in these shares is by virtue of Mr. Chase's ownership interest in CCL, a limited partner of CILP, the limited partner of PIHLP.

(4) These shares are directly owned by PIHLP. Mr. Chase's interest in these shares is by virtue of Mr. Chase's ownership interest in Chase Polish Enterprises, Inc., the general partner of PIHLP and its limited partner, CILP.

(5) These shares are directly owned by PIHLP. Mr. Chase's interest in these shares is by virtue of Mr. Chase being a beneficiary of the Arnold L. Chase Family Spray Trust (formerly referred to as the Rhoda L. Chase Grantor Trust I), a limited partner of CILP, the limited partner of PIHLP.

(6) These shares are directly owned by PIHLP. Mr. Chase's interest in these shares is by virtue of his wife being a beneficiary of the Sandra Chase Grantor Trust, a limited partner of CILP, the limited partner of PIHLP.

                                  Page 3 of 3